Exhibit 99.3

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 159

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Maniitsoq Nickel-Copper- PGM Project, Greenland, May 26, 2016 (Amended).

I, Jean-François Ravenelle, PhD, PGeo, residing at 123 Kemano Road, Aurora, Ontario, do hereby certify that:

1)	I am a Senior Consultant (Structural Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1300 - 151 Yonge Street, Toronto, Ontario, Canada;

2)	I am a graduate of McGill University with a BSc. in Geology obtained in 2002. I obtained a MSc. in Earth Sciences from McGill University in 2005 and a Ph.D in economic geology from Institut National de la Recherche Scientifique in 2013. My relevant experience includes over 14 years of experience in geological mapping and structural analysis of precious and base metal deposits hosted in various parts of the world including Canada, the United States, Central America, South America, West Africa, and Central Africa;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#2159) and l’Ordre des Géologues du Québec (OGQ#1062);

4)	I have personally inspected the Maniitsoq nickel project from July 7 to 28, 2015.

5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for Sections 6 and 7 and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained by North American Nickel Inc. to prepare a technical audit of the Maniitsoq nickel project. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with North American Nickel Inc. personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Maniitsoq project or securities of North American Nickel Inc.; and

12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto	Jean-François Ravenelle, PhD, PGeo
May 26, 2016	Senior Consultant

March 24, 2016